Exhibit 99.6

Tombstone Exploration Corp. Receives Commitment for $1 Million in Financing From EuroGas, Inc.

PHOENIX, AZ--(Marketwire - 04/13/10) - Tombstone Exploration Corporation (OTC.BB:TMBXF - News) announced today the Company is receiving $1 Million USD in Capital from EuroGas, Inc., www.eurogasinc.com. Tombstone has received an initial $100,000 USD tranche from EuroGas under the terms of the agreement. Tombstone also has forthcoming plans to name two new Directors to its Board. The new Directors will have backgrounds in mining and finance which will assist the Company in its endeavors.

Alan Brown, CEO of Tombstone, remarked, "The capital infusion from EuroGas will cover the cost of our 2010 Drill Program, provide additional operating capital and enable us to move forward quickly to strategically develop our acreage. EuroGas is an international holding company with investments in natural resources."

EuroGas, Inc. is a publicly traded oil and gas company with assets in Ukraine and Poland, as well as talc mining interests in the Slovak Republic and eighty-two gold/silver mining claims in the Tombstone Mining District. The company's common stock trades on the Frankfurt, Hamburg and Stuttgart Stock Exchanges and Xetra in Germany and on the OTC Pink Sheets in the United States.

Tombstone Exploration Corporation (OTC.BB:TMBXF - News) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.